Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use of our reports dated March 16, 2009 relating to the consolidated financial statements of Baytex Energy Trust (which report expresses an unqualified opinion and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference relating to changes in accounting principles) and the effectiveness of Baytex Energy Trust’s internal control over financial reporting appearing in this Amendment No. 1 to the Annual Report on Form 40-F of Baytex Energy Trust for the year ended December 31, 2008.

(signed) "Deloitte & Touche LLP"
Independent Registered Chartered Accountants
Calgary, Canada
July 16, 2009